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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

HEITMEYER                         STEPHANIE                K.
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   (Last)                           (First)             (Middle)

c/o Halsey Drug Co.           17759 State Route 66
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                                    (Street)

Ft. Jennings                        Ohio                 45844
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

HALSEY DRUG CO., INC.     Symbol:HDG

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3.   IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

             7/99

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer

     [_]  Director                             [_]  10% Owner
     [x]  Officer (give title below)           [_]  Other (specify below)

     Vice-President (Sales)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable Line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


________________________________________________________________________________
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
________________________________________________________________________________

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2.            Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      Transaction   Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Date          (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     (Month/       ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                             Day/Year)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                          7/1/99         P                274         A      $1.1312
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Common Stock                          7/1/99         P                127         A      $2.4250   401            D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

          * If this Form is filed by more than one Person, see Instruction 4(b)(v).

                                                                         (Over)
                                                                (SFC 1474 (3/91)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
________________________________________________________________________________

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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 5% Convertible                                                                 Common
 Senior Secured     $1.404   3/10/98    A        (1)         3/10/98  3/15/03   Stock    14,245           14,245     D
  Debentures
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                                                                                Common
   Warrants         $1.404   3/10/98    A        (1)         3/10/98  3/15/05   Stock     2,020            2,020     D
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                                                                                Common
   Warrants         $2.279   3/10/98    A        (1)         3/10/98  3/15/05   Stock     2,020            2,020     D
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 5% Convertible                                                                 Common
 Senior Secured     $1.404   6/12/98   A4        (2)         6/12/98  3/15/03   Stock     3,424            3,424     D
  Debentures
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                                                                                Common
   Warrants         $1.404   6/12/98   A4        (2)         6/12/98  3/15/05   Stock       485              485     D
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                                                                                Common
   Warrants         $2.279   6/12/98   A4        (2)         6/12/98  3/15/05   Stock       485              485     D
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   Qualified                                                                    Common
  Stock Options     $2.50    5/29/98   A4                      (3)    5/29/08   Stock    40,000           40,000     D
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Explanation of Responses:

         (1) Purchased in connection with a private offering on March 10, 1998 consisting of a Convertible Debenture convertible at any time and Stock Purchase Warrants (2,020 shares of which are presently exercisable at $1.404 per share and 2,020 shares of which are presently exercisable at $2.279 per share).

         (2) Acquired pursuant to an option exercise in June 1998, consisting of: (i) a Convertible Debenture, convertible at any time; (ii) Warrants to purchase shares of common stock (485 shares of which are presently exercisable at $1.404 per share and 485 shares of which are presently exercisable at $2.279 per share); and (iii) certain interest payments payable quarterly which are paid in the form of shares of common stock of the Issuer (See Table I).

         (3) Options vest annually, with 10,000 options vesting every quarter effective 5/1/99.

 /s/ Stephanie K. Heitmeyer         August 9 , 1999
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Signature of Reporting Person            Date

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.